UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

HAMPDEN BANCORP, INC.

(Name of Issuer)

Common Stock, par value $ 0.01 per share

(Title of Class of Securities)

40867E107

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40867E107

1.	Names of Reporting Persons Hampden Bank Charitable Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 378,566

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 378,566

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,566

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0% based on 7,552,386 shares outstanding on December 31, 2008

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Hampden Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 19 Harrison Avenue Springfield, MA 01102

Item 2.
	(a)	Name of Person Filing Hampden Bank Charitable Foundation
	(b)	Address of Principal Business Office or, if none, Residence 19 Harrison Avenue Springfield, MA 01102
	(c)	Citizenship State of Delaware
	(d)	Title of Class of Securities Common stock, par value $0.01 per share, of the Issuer
	(e)	CUSIP Number 40867E107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
 If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 378,566
(b) Percent of class: 5.0% based on 7,552,386 shares outstanding on December 31, 2008
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 378,566*
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 378,566
(iv) Shared power to dispose or to direct the disposition of 0
*The Hampden Bank Charitable Foundation (the “Foundation”) was formed in connection with the conversion of the holding company structure of Hampden Bancorp, Inc. from mutual to stock ownership. Under the terms of the approval from the Massachusetts Commissioner of Banks authorizing the establishment of the Foundation, shares of Common Stock owned by the Foundation are required to be voted in the same ratio as all other shares of Common Stock on all proposals presented to stockholders for consideration.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2009	/s/ Thomas R. Burton
Thomas R. Burton, President